Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAJOR TRANSACTION

IN RELATION TO ACQUISITION OF AIRCRAFT

MAJOR TRANSACTION

The Board hereby announces that on 26 April 2016 (after trading hours), Xiamen Airlines entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase the Boeing Aircraft from Boeing.

Pursuant to Rule 14.22 of the Listing Rules, the relevant percentage ratio for the Transaction, aggregated with the Previous Boeing Aircraft Purchase, with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25% and less than 100%. The Acquisition will together with the Previous Boeing Aircraft Purchase constitute a major transaction, therefore is also subject to the reporting, announcement and shareholders' approval requirements under the Listing Rules.

To the best of the knowledge, information and belief of the Directors, after having made all reasonable enquiries, no Shareholder or any of their respective associates have any material interest in the Boeing Aircraft Acquisition Agreement and the Acquisition, thus no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Boeing Aircraft Acquisition Agreement and the Acquisition. The Company has obtained a written shareholder approval from CSAHC, the controlling Shareholder holding approximately 51.99% of the total issued shares of the Company as at the date of this announcement, in lieu of holding a general meeting to approve the Boeing Aircraft Acquisition Agreement and the Acquisition in accordance with Rule 14.44 of the Listing Rules.

GENERAL

Pursuant to Rule 14.41(a) of the Listing Rules, a circular containing, amongst other things, further information on the Acquisition together with a notice convening the general meeting, shall be despatched within 15 business days after publication of this announcement (i.e. on or before 18 May 2016). As more time is required to prepare the indebtedness statement to be included in the circular, the Company has applied a waiver from strict compliance with Rule 14.41(a) of the Listing Rules from the Stock Exchange so that the despatch date of the circular can be postponed to a date on or before 25 June 2016.

On 26 April 2016 (after trading hours), Xiamen Airlines entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase the Boeing Aircraft from Boeing.

BOEING AIRCRAFT ACQUISITION AGREEMENT

Parties

(i)	Xiamen Airlines, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Xiamen Airlines is owned as to 55% by the Company and is a subsidiary of the Company under the Listing Rules.

(ii)	The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

10 B737-800 aircraft

Consideration

According to the information provided by Boeing, the catalogue price of each Boeing B737-800 aircraft is priced about US$85.06 million. Such catalogue price includes price for airframe and engine.

The Boeing Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable in cash, and determined after an arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of the substantial price concessions granted by Boeing in relation to the Boeing Aircraft. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Boeing Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group’s cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft.

The Board is of the view that the extent of the price concessions granted to the Company in the Acquisition is comparable with the price concessions that the Group had obtained in the past. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the previous purchase on the Group’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Acquisition is payable by cash in United States dollars. The consideration will be partly payable by cash and partly by financing arrangements with banking institutions. The Boeing Aircraft will be delivered in stages to the Company during the period commencing from 2017 to 2018 and the consideration for each of the relevant Boeing Aircraft will be paid according to its respective delivery schedule.

Source of funding

The Acquisition will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, Xiamen Airlines has not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when Xiamen Airlines enters into any agreement with any commercial bank for financing the Acquisition.

CONDITIONS PRECEDENT

The Acquisition is subject to the following:

(i)	the approval of the relevant government authorities in the PRC; and

(ii)	the Shareholders' approval,

pursuant to the Listing Rules, the Articles of Association and the relevant rules and regulations of the Shanghai Stock Exchange.

None of the Shareholders is required to abstain from voting in respect of the proposed resolution to approve the Acquisition.

Reasons for the Acquisition

The Directors (including the independent non-executive Directors) consider that the Acquisition is consistent with the development strategy and the aircraft fleet structure plan of the Group under the 13th Five-Year Plan; and the Acquisition will facilitate the optimization of the Group's fleet structures, thus maximizing the operational efficiency and enhancing the competitiveness of the Group. It is expected that the Acquisition will make the Company have a better performance on the cost and efficiency as well as provide the comfortable travel experience to customers, so as to enhance the competitiveness of the Group. The Boeing Aircraft will increase the ATKs of the Group by 1.8%, when compared to the ATKs of the Group as at 31 December 2015, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet.

The Directors (including the independent non-executive Directors) consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

Implication under the Listing Rules

Pursuant to Rule 14.22 of the Listing Rules, the relevant percentage ratio for the Transaction, aggregated with the Previous Boeing Aircraft Purchase, with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25% and less than 100%. The Acquisition will together with the Previous Boeing Aircraft Purchase constitute a major transaction, therefore is also subject to the reporting, announcement and shareholders' approval requirements under the Listing Rules.

The Acquisition is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

To the best of the knowledge, information and belief of the Directors, after having made all reasonable enquiries, no Shareholder or any of their respective associates have any material interest in the Boeing Aircraft Acquisition Agreement and the Acquisition, thus no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Boeing Aircraft Acquisition Agreement and the Acquisition. The Company has obtained a written shareholder approval from CSAHC, the controlling Shareholder holding approximately 51.99% of the total issued shares of the Company as at the date of this announcement, in lieu of holding a general meeting to approve the Boeing Aircraft Acquisition Agreement and the Acquisition in accordance with Rule 14.44 of the Listing Rules.

GENERAL

Pursuant to Rule 14.41(a) of the Listing Rules, a circular containing, amongst other things, further information on the Acquisition together with a notice convening the general meeting, shall be despatched within 15 business days after publication of this announcement (i.e. on or before 18 May 2016). As more time is required to prepare the indebtedness statement to be included in the circular, the Company has applied a waiver from strict compliance with Rule 14.41(a) of the Listing Rules from the Stock Exchange so that the despatch date of the circular can be postponed to a date on or before 25 June 2016.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“Acquisition”	the acquisition of the Boeing Aircraft under the Boeing Aircraft Acquisition Agreement

“Articles of Association”	the articles of association of the Company

“available tonne kilometers” or “ATKs”	the tones of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown

“Board”	the board of Directors

“Boeing”	the Boeing Company, the vendor to the Aircraft Acquisition Agreements and the purchaser to the Boeing Aircraft Disposal Agreements

“Boeing Aircraft”	10 B737-800 aircraft, the subject matter of the Boeing Aircraft Acquisition Agreement

“Boeing Aircraft Acquisition Agreement”	the aircraft acquisition agreement entered into between Boeing and Xiamen Airlines on 26 April 2016, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell the Boeing Aircraft

“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries (as defined under the Listing Rules)

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Previous Boeing Aircraft Purchase”	the acquisition from Boeing of 30 B737NG series aircraft and 50 B737 MAX series aircraft by the Company under the aircraft acquisition agreement dated 17 December 2015 and the acquisition from Boeing of 30 B737 MAX series aircraft by Xiamen Airlines under the aircraft acquisition agreement dated 17 December 2015

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s) ”	share of RMB1.00 each in the capital of the Company

“Shareholder(s) ”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 55% by the Company as at the date of this announcement

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

26 April 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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